Filed pursuant to Rule 424(b)(3)
Registration No. 333-183602

PROSPECTUS SUPPLEMENT NO. 1
To Prospectus dated September 13, 2012

OvaScience, Inc.

7,630,683 Shares of Common Stock

This prospectus supplement no. 1 supplements the prospectus dated September 13, 2012, relating to the offering and resale by the selling stockholders of up to 7,630,683 shares of common stock, par value $0.001 per share. These shares were privately issued to the selling stockholders in connection with private placement transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on October 30, 2012.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto.  This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 30, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  October 24, 2012

OvaScience, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-54647	45-1472564
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

215 First Street, Suite 240, Cambridge, MA	02142
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (617) 500-2802

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d)  Election of Director.

On October 24, 2012, the Board of Directors (the “Board”) of OvaScience, Inc., a Delaware corporation (the “Company”), following the recommendation of the Nominating and Corporate Governance Committee of the Board, increased the size of the Board to eight and elected Thomas Malley to serve a Class III Director of the Board with a term expiring at the 2015 annual meeting of stockholders.  The Board also elected Mr. Malley to the Audit Committee and Compensation Committee of the Board.

Since May 2007, Mr. Malley, 43, has been president of Mossrock Capital, a private investment firm in Denver, Colorado.  From April 1991 to May 2007, Mr. Malley worked at Janus Mutual Funds, first as an equity analyst covering healthcare, biotechnology and other stocks, and then as a vice president and portfolio manager for Janus Global Life Sciences Fund.  Mr. Malley serves on the board of directors of Synageva Biopharma Corp. and Puma Biotechnology, Inc., both of which are publicly traded biotechnology companies.  Mr. Malley previously served as a director of Cougar Biotechnology, Inc. from 2007 to 2009, prior to its acquisition by Johnson & Johnson.

In March 2012, the Company issued and sold an aggregate of 6,770,563 shares of its Series B preferred stock at a price per share of $5.50 for an aggregate purchase price of $37,238,096.  In connection with the Series B financing, Mr. Malley purchased 31,819 shares of the Company’s Series B preferred stock on the same terms as the other investors for a total purchase price of $175,004.50.  On August 13, 2012, the Company’s Series B preferred stock converted into common stock on a one-for-one basis.  Mr. Malley is listed as a Selling Stockholder in the Company’s Registration Statement on Form S-1 (File No. 333-183602).

In connection with Mr. Malley’s election to the Board, the Board approved the grant to Mr. Malley on October 24, 2012 of nonstatutory stock options under the Company’s 2012 Stock Incentive Plan (the “2012 Plan”) to purchase an aggregate of 13,098 shares of common stock, $0.001 par value per share (the “Common Stock”) of the Company at an exercise price of $5.50 per share, which is equal to the fair market value of a share of Common Stock on October 24, 2012.  The options will vest in equal monthly installments at the end of each successive month following October 24, 2012, through the first anniversary of October 24, 2012, subject to Mr. Malley’s continued service as a director.  In addition, for so long as Mr. Malley continues to serve on the Board, he shall be granted an option to purchase 4,448 shares of Common Stock on the date of the first Board meeting held after the 2013 annual meeting of stockholders and each annual meeting of stockholders thereafter.  Such option will vest in equal monthly installments at the end of each successive month following the grant date until the first anniversary of the grant date and the exercise price of such options will be equal to the fair market value of the Common Stock on the date of grant.

The Board also authorized the payment to Mr. Malley of an annual fee of $30,000 relating to his service on the Board, an annual fee of $8,000 for his service on the Audit Committee of the Board and an annual fee of $5,000 for his service on the Compensation Committee of the Board.  Such fees will be prorated for his service in 2012.

Also in connection with Mr. Malley’s election to the Board, Mr. Malley and the Company will enter into an indemnification agreement in the form the Company has entered into with certain of its other non-employee directors, which form is filed as Exhibit 10.22 to the Registration Statement on Form 10 (File No. 000-54647) filed by the Company on April 11, 2012.  Under this agreement, the Company will agree, among other things, to indemnify Mr. Malley for some expenses, including attorneys’ fees, judgments,

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fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OVASCIENCE, INC.

Date: October 30, 2012	By:	/s/ Michelle Dipp
Michelle Dipp, M.D., Ph.D.
President

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